

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 18, 2017

John S. D'Orazio
President and Chief Executive Officer
RGC Resources, Inc.
519 Kimball Avenue, N.E.
Roanoke, Virginia 24016

> **Re:** **RGC Resources, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 10, 2017**
> **File No. 333-219876**

Dear Mr. D'Orazio:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Consumer Products